EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use of (i) our reports dated November 22, 2010 with respect to statements of revenues and certain expenses of ECI Washington, LLC and Canpartners IV 222 Kearny, LLC; (ii) our report dated April 9, 2010 with respect to the combined statement of revenues and certain expenses of GLB Encino, LLC and Glenborough Tierrasanta, LLC; and (iii) our report dated February 16, 2010 with respect to the statement of revenues and certain expenses of City Plaza, all included in this Current Report on Form 8-K of Hudson Pacific Properties, Inc. filed with the Securities and Exchange Commission on July 1, 2011.

/s/ Ernst & Young

Los Angeles, California

July 1, 2011